 # LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

23 June 2008


SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

08003653

Dear Sirs

Re :   Exemption No. 82-3342
       Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 June 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan -   The Bank of New York
                         ADR Department
                         101 Barclay Street, 22W
                         New York
                         NY 10286



Form Version V3.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION on 20/06/2008 06:00:42 PM
Reference No LI-080620-6FD7A

Submitting Investment Bank/Advisor
(if applicable)
Submitting Secretarial Firm
(if applicable)
Company name *   LION INDUSTRIES CORPORATION BERHAD
Stock name *   LIONIND
Stock code *   4235
Contact person *   Wong Phooi Lin
Designation *   Secretary

Type *   ● Announcement ○ Reply to query
Subject *   Dealings in Securities by Principal Officers Outside Closed
                        Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details
of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :- *
(This field is to be used for the summary of the announcement)
Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the
principal officers of the Company have dealt in the securities of the Company as set out in Table 1
hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the
appropriate reference to the table(s) in the Contents of the Announcement:
Table 1

Name of Principal Officers	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Lee Khian Lai	19.06.2008	2.63	24,200	Negligible
Tan Chitt Loo	19.06.2008	2.65	5,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

2 0 JUN 2008

1